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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940

          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:        State Farm Mutual Fund Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):
              One State Farm Plaza, Bloomington, Illinois 61710

Telephone Number (including area code):    (309) 766-2029

Name and address of agent for service of process: David R. Grimes, State Farm Investment Management Corp., One State Farm Plaza, Bloomington, Illinois 61710, with copies to Janet D. Olsen or Alan Goldberg, Bell, Boyd & Lloyd LLC, Three First National Plaza, Suite 3300, Chicago, Illinois 60602

Check Appropriate Box:

          Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
/X/  Yes   / /  No

          Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in Bloomington, Illinois on July 20, 2000.

                                               State Farm Mutual Fund Trust

                                               By:   /s/  David R. Grimes
                                                     David R. Grimes
                                                     Sole Trustee



Attest:     /s/  David Moore
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            David Moore
            Assistant Secretary
            State Farm Investment Management Corp.